UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 6, 2025, NFT Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated investors identified therein (the “Investors”), pursuant to which the Company will issue unsecured promissory notes in the aggregate original principal amount of $20,000,000.00 (the “Notes”), convertible into Class A ordinary shares, $0.005 par value per share, of the Company (the “Ordinary Shares”), for $20,000,000.00 in aggregate gross proceeds.

The Notes bear a simple interest at a rate of 5% per annum. All outstanding principal and accrued interest on the Note will become due and payable thirty-six (36) months after the purchase price of the Notes is delivered by Investors to the Company (the “Purchase Date”). The Company may prepay all or a portion of the Notes at any time by paying 105% of the outstanding balance elected for pre-payment, provided that the Company gives no less than five (5) Trading Days (as defined in the Note) prior written notice to the Investors. The Investors have the right to redeem the Note, up to $250,000.00 per calendar month, at any time after the date that is six (6) months from the Purchase Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price (as defined in the Note). The Investors have the right at any time after the date that is six (6) months from the Purchase Date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into shares of fully paid and non-assessable Ordinary Shares of the Company as described above.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investors shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). The Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. In addition, in the event that the Investors send written notice to the Company demanding cure of the Trigger Event and the Company fails to cure it within five (5) Trading Days, the Note may be accelerated upon written notice from the Investors to the Company, with the outstanding balance becoming immediately due and payable in cash.

The closing of the transaction contemplated by the Purchase Agreement and the issuance of the Notes are subject to the satisfaction or waiver of the closing conditions set forth in the Purchase Agreement

The foregoing descriptions of the Purchase Agreement and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Form of the Purchase Agreement and the Form of the Note, which are furnished hereto as Exhibits 99.1 and 99.2, respectively.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2025

NFT LIMITED

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

2